UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2018

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No ☒

Azul announces letter of intent to acquire 21 Embraer 195-E2 aircraft

Total orders for the aircraft type now at 51

São Paulo, July 17, 2018 - Azul announces today a letter of intent to acquire 21 Embraer 195-E2 aircraft, increasing its total firm order of E2s to 51. The announcement was made today at the Farnborough International Airshow held in England. With deliveries starting in 2019, the new aircraft will be configured with 136 seats, 15% more than the current version. Combined with the significant fuel burn improvement of the next generation aircraft, Azul expects to operate the E-2s at least a 26% lower cost per seat than the current generation Embraer jets operated by the airline. In addition to the operating costs savings, the E2s have the same type rating as the E1s, significantly lowering fleet transition and pilot training costs.

"We are very happy to increase our order of E2s. Our Embraer fleet has always been and will continue to be a critical part of our network and fleet strategy. We are extremely excited by the fleet transformation path that the airline is on, it is the biggest part of our margin expansion plan moving forward.  With the need to replace all of our current generation E1 aircraft, 50% of those in the next 5 years, this order guarantees that Azul will have the newest, most fuel efficient fleet in the industry, continually driving down unit costs”, says John Rodgerson, CEO of Azul.

As Embraer’s largest E-195 operator, Azul will benefit from favorable contractual conditions, including flexibility to adapt to market growth opportunities.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of cities served, offers 780 daily flights to 107 destinations. With an operating fleet of 118 aircraft and more than 10,000 crewmembers, the company has a network of 217 non-stop routes as of June 30, 2018. Azul was awarded best airline in Latin America by TripAdvisor Travelers’ Choice in 2017. The Company was elected best regional carrier in South America for the eighth consecutive year by Skytrax. Azul also ranked as most on-time airline in Brazil and most on-time low-cost carrier in the Americas in 2017 according to OAG's Punctuality League, the industry's most comprehensive annual ranking of on-time performance. For more information visit www.voeazul.com.br/ir.

Contact

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    July 17, 2018

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer